Exhibit 31

Grown Rogue Announces Entry into New Jersey

●	Signed a definitive agreement with an option to acquire 70% of ABCO Garden State, LLC (“ABCO”) in two tranches, pending regulatory approval

●	ABCO has a conditional cultivation license with the New Jersey Cannabis Regulatory Commission and is expected to receive its annual license in October

●	ABCO has all local zoning and planning approvals and has secured a long-term lease of a ~50,000 square foot facility ready to build with sufficient power supply

Medford, Oregon, October 4, 2023 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF), a craft cannabis company operating in Oregon and Michigan, and in Minnesota and Maryland through an advisory agreement with Goodness Growth Holdings, Inc., announces that it has signed a definitive agreement with an option to acquire 70% of ABCO Garden State, LLC (“ABCO”), pending regulatory approval from the New Jersey Cannabis Regulatory Commission (“CRC”). ABCO has a conditional cultivation and manufacturing license already issued by the CRC and anticipates receiving its annual cultivation license shortly.

The key deal terms are as follows:

●	Grown Rogue has an option to acquire 70% of ABCO in two tranches, 49% in the first tranche (“Tranche 1”) and 21% in the second (“Tranche 2”), pending regulatory approval

●	Grown Rogue anticipates exercising its Tranche 1 option upon receiving licensing approval from the CRC with its Tranche 2 option, pending regulatory approval, 2 years after the commencement of operations. Grown Rogue has also secured the right to purchase the remaining 30% of ABCO.

●	Grown Rogue is paying US$10,000 per option. At the exercise of its Tranche 1 option, Grown Rogue has the option to pay US$1,390,000 (“Tranche 1 Price”) at closing or execute a 12.5% interest only note for 2 years at which time the Tranche 1 Price is due and payable. At the exercise of its Tranche 2 option, Grown Rogue will pay US$590,000 (“Tranche 2 Price”) at closing.

●	Except for $100,000 going to the current members of ABCO, the remainder of the Tranche 1 Price and Tranche 2 Price will be used to fund tenant improvements or for general working capital at the ~50,000 square foot facility (“Facility”) leased by ABCO. In addition, pending regulatory approval and construction needs, Grown Rogue has agreed to loan up to US$4,000,000 for improvements at the Facility (“Drawdown Loan”).

●	The exercise of the Tranche 1 and Tranche 2 options and the Drawdown Loan are all subject to regulatory approval.

“We are extremely excited to announce our partnership with ABCO, accelerating our ability to bring the quality and value of Grown Rogue products to the consumers in New Jersey,” said Obie Strickler, CEO of Grown Rogue. “Over the past two years we have analyzed many expansion opportunities, and none had the risk and reward profile that New Jersey, and specifically this Facility, offers. To put this investment in perspective, Grown Rogue invested US$4,000,000 in capital expenditures in a similar size facility in Michigan and that asset is currently on a run rate of generating nearly $4,000,000 in after tax operating cash flow. To add, the current average selling price of flower in New Jersey is nearly triple the average price of Michigan. We can’t wait to bring Grown Rogue’s Oregon quality flower and top-notch genetics to New Jersey. We believe we can delight NJ cannabis consumers and reward shareholders due to our battle-tested experience competing in Oregon as the #1 flower producer, and in Michigan as a top 5 indoor flower wholesaler. All expenditures in New Jersey are expected to be done with cash on hand and cash generated from current operations,” continued Mr. Strickler.

The retrofit of the Facility is anticipated to start in October 2023, and will likely be constructed in two phases. Construction of Phase 1 is estimated to be completed in Q2 2024 with the first harvest completed in Q3 2024 and will include the construction of ~10,000 square feet of flowering bench space and is estimated to yield ~600 pounds of whole flower per month. The remaining construction is estimated to be completed by the end of 2024 with the first harvest completed in Q1 2025, consisting of total flowering bench space of ~17,000 square feet and ~1,000 pounds of whole flower per month.

The New Jersey cannabis market reported more than US$191,000,000 in sales in the three months ended June 30, 2023. According to MJBizDaily, this market is expected to grow to US$2,400,000,000 by 2026, representing a 40% compound annual growth rate.

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: GRUSF) is a craft cannabis company operating in Oregon and Michigan, and in Minnesota and Maryland through an advisory agreement with Goodness Growth Holdings, Inc., is focused on delighting customers with premium flower and flower-derived products at fair prices. Our roots are in Southern Oregon where we have demonstrated our capabilities in the highly competitive and discerning Oregon market and, more recently, we successfully expanded our platform to Michigan. We combine our passion for product and value with a disciplined approach to growth, prioritizing profitability and return on capital. Our strategy is to pursue capital efficient methods to expand into new markets, bringing our craft quality and value to more consumers. We also continue to make modest investments to improve our outdoor craft cultivation capabilities in preparation for eventual interstate commerce.

FORWARD-LOOKING STATEMENTS

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward- looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into Michigan and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on Sedar.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

SAFE HARBOR STATEMENT

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; (iii) the Company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 20-F and 6-K filings with the Securities and Exchange Commission.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

Obie Strickler

Chief Executive Officer

obie@grownrogue.com

Jakob Iotte

Director of Business

Development and IR

jakeiotte@grownrogue.com

(458) 226-2100

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